SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 14, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports First Quarter 2014 Results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2014 RESULTS1

ADJUSTED EBITDA INCREASED BY NIS 6 MILLION (2%)

PROFIT FOR THE PERIOD TOTALED NIS 52 MILLION, UP 68%

NET DEBT TOTALED NIS 2.8 BILLION, A DECREASE OF NIS 773 MILLION

First Quarter 2014 Highlights (compared with first quarter 2013)

•	Total Revenues: NIS 1,103 million (US$ 316 million), a decrease of 4%
•	Service Revenues: NIS 876 million (US$ 251 million), a decrease of 9%
•	Equipment Revenues: NIS 227 million (US$ 65 million), an increase 24%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 843 million (US$ 242 million), a decrease of 6%
•	Operating Expenses (OPEX)2: NIS 661 million (US $190 million), a decrease of 8%
•	Adjusted EBITDA3: NIS 274 million (US$ 79 million), an increase of 2%
•	Adjusted EBITDA Margin: 25% of total revenues compared with 23%
•	Profit for the Period: NIS 52 million (US$ 15 million), an increase of 68%
•	Net Debt4: NIS 2,849 million (US$ 817 million), a decrease of NIS 773 million
•	Free Cash Flow (before interest)5: NIS 145 million (US$ 42 million), a decrease of 29%
•	Cellular ARPU: NIS 77 (US$ 22), a decrease of 6%
•	Cellular Subscriber Base: approximately 2.94 million at quarter-end, similar to the first quarter of 2013

  1 The financial results presented in this press release are unaudited.
 2 Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
 3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” on page 11 below.
 4 Total long term indebtedness including current maturities less cash and cash equivalents.
 5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Rosh Ha’ayin, Israel, May 14, 2014 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended March 31, 2014.

Commenting on the quarterly results, Mr. Haim Romano, Partner's CEO, noted: “The results of the first quarter of 2014 reflect the successful implementation of our strategic plan. Despite the intensified competition and price erosion which negatively affected our service revenues, we recorded this quarter an increase in adjusted EBITDA compared to the same quarter last year, for the first time since the fourth quarter of 2010. The improvement resulted from adapting our cost structure to our challenging business reality, as well as the activity of our Retail Division which contributed to the growth in equipment sales.

We continue to invest in the most advanced 4G network in Israel and other innovative technologies, investments which have totaled more than NIS 1 billion in the past two years. Partner is currently the only cellular operator in Israel that is ready to launch a 4G network. Subject to the Ministry of Communications' approval, the public in Israel will be able to enjoy the most advanced 4G technology using the 5 MHz frequency previously allocated to the Company. In addition, we expect to receive an additional allocation of frequencies from the Ministry of Communications that will enable us to offer the full service possible on 4G and 4G advanced networks.

We proved that it is possible to upgrade our customer service concurrently with implementing operational efficiency measures. Our activities to improve our quality of service were recognized in the recent customer complaints report published by the Ministry of Communications and in a report published by the Israeli Consumer Council, relating to 2013, which show that Partner had the fewest customer complaints and the fewest justified complaints in relation to its subscriber base and in comparison to other cellular companies. These reports, together with other surveys, conducted both internally and by independent third parties, attest to Partner's leadership position with respect to quality of service in the cellular market in Israel.

This quarter we added approximately 4,000 Post-Paid subscribers to our cellular subscriber base. It is the fourth consecutive quarter in which we have recorded an increase in our Post-Paid subscriber base.

This quarter, the Company was ranked in a BDI COFACE survey for the tenth consecutive year as the "best company to work for" in the cellular market, a survey that is based, among other things, on an employee survey. This survey reflects our employees' satisfaction and trust in the Company. In the past two years the Company has faced a complicated business reality which included efficiency measures and a reduction in workforce; however, despite all these we continued to nurture and invest in our unique corporate culture which places the employee in the center.

In the near future, the Ministry of Communications is also expected to announce its decision with respect to the fixed-line wholesale market, a decision which will likely have a material impact on our plans to expand our offering to our customers and to the general public, to include television.

We expect to receive during the next quarters the required regulatory approvals for our network sharing agreement with Hot Mobile, although the full impact of the agreement on our financial results will only begin in 2015.”

In conclusion, Mr. Romano commented: “Partner's financial strength, which enabled us to reduce our debt by an additional NIS 100 million since the beginning of 2014, and the loyalty of our customers and employees drive our ability to lead and succeed in a competitive market. We will continue to invest in our principal assets: our customers and employees, and to create value for our shareholders.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results as compared to the previous quarter:

“During the first quarter of 2014, competition in the cellular market further intensified, which resulted in a sequential decline in revenues; however, at the same time, the Company continued to adjust its cost structure and implement operational efficiency measures which, among other things, led to a decrease of NIS 14 million in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses) compared with the fourth quarter of 2013.

The cellular subscriber churn rate during the first quarter of 2014 increased to 11.6% from 10.7% in the previous quarter, as a result of the intensified competition mentioned above. This is the second consecutive quarter of an increase in the churn rate following three quarters of declines.

ARPU in the first quarter of 2014 totaled NIS 77, decreasing by NIS 4 compared with the previous quarter. The decline in ARPU resulted primarily from continued price erosion of cellular services, a result of the intensified competition, as well as fewer work days during the quarter and seasonal effects.

Revenues from equipment sales in the first quarter of the year grew by 11% compared with the previous quarter, primarily resulting from an increase in sales of tablets and the commercial efforts of the recently established Retail Division. Gross profit from equipment sales in the first quarter of 2014 increased by NIS 26 million, primarily due to sourcing activities and the commercial policies of the Retail Division.

Adjusted EBITDA decreased by NIS 8 million in the first quarter of 2014 compared with the previous quarter, largely a result of the decline in cellular service revenues, partially offset by the increase in gross profit from equipment sales and the decline in operating expenses.

Finance costs, net, in this quarter decreased from the previous quarter by NIS 14 million, mainly due to a decline in CPI linkage expenses and the one-time bank loans repayment fee of NIS 8 million which was recorded in the previous quarter, partially offset by lower gains from foreign exchange movements.

Profit in the first quarter of 2014 increased to NIS 52 million compared with NIS 46 million in the previous quarter, mainly due to the decline in finance costs, net, partially offset by the decline in Adjusted EBITDA.

Free cash flow (after interest payments) in the first quarter totaled NIS 139 million, compared with NIS 209 million in the fourth quarter of 2013.  The decrease in free cash flow mainly reflected changes in operating working capital which decreased by NIS 43 million this quarter compared with a decrease of NIS 105 million in the previous quarter.

As of March 31, 2014, net debt amounted to approximately NIS 2.8 billion. In April 2014, the Company made an early repayment of bank loans totaling NIS 100 million (whose original repayment schedule was as follows: NIS 25 million in 2014, 2015, 2016, and 2017) at a one-time prepayment cost of NIS 6 million which will be recorded in the second quarter of 2014. Since January 2013, the Company has made early repayments of loans in the total amount of NIS 717 million.”

Key Financial Results 6  (unaudited)

NIS MILLION (except EPS)	Q1'14	Q1'13	% Change
Revenues	1,103	1,144	-4%
Cost of revenues	849	901	-6%
Gross profit	254	243	+5%
Operating profit	99	95	+4%
Profit for the period	52	31	+68%
Earnings per share (basic, NIS)	0.33	0.20	+65%
Free cash flow (before interest)	145	203	-29%

Key Operating Indicators:

	Q1'14	Q1'13	Change
Adjusted EBITDA (NIS million)	274	268	+2%
Adjusted EBITDA as a percentage of total revenues	25%	23%	+2
Cellular Subscribers (end of period, thousands)	2,936	2,932	+4
Quarterly Cellular Churn Rate (%)	11.6%	10.4%	+1.2
Monthly Average Revenue per Cellular User (ARPU) (NIS)	77	82	-6%

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Million	Q1’14	Q1’13	Change %	Q1’14	Q1’13	Change %	Q1’14	Q1’13	Q1’14	Q1’13	Change %
Total Revenues	900	900	0%	254	290	-12%	(51)	(46)	1,103	1,144	-4%
Service Revenues	680	724	-6%	247	283	-13%	(51)	(46)	876	961	-9%
Equipment Revenues	220	176	+25%	7	7	0%	-	-	227	183	+24%
Operating Profit	63	52	+21%	36	43	-16%	-	-	99	95	+4%
Adjusted EBITDA	199	186	+7%	75	82	-9%	-	-	274	268	+2%

6 See also definitions on page 1.

Financial Review (Consolidated)

In Q1 2014, total revenues were NIS 1,103 million (US$ 316 million), a decrease of 4% from NIS 1,144 million in Q1 2013.

Service revenues in Q1 2014 totaled NIS 876 million (US$ 251 million), a decrease of 9% from NIS 961 million in Q1 2013.

Service revenues for the cellular segment in Q1 2014 were NIS 680 million (US$ 195 million), a decrease of 6% from NIS 724 million in Q1 2013. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to the intensified competitive environment.

Service revenues for the fixed line segment totaled NIS 247 million (US$ 71 million) in Q1 2014, a decrease of 13% compared with NIS 283 million in Q1 2013. The decrease mainly reflected price erosion in fixed line services including local calls, long distance calls and internet services.

Equipment revenues in Q1 2014 totaled NIS 227 million (US$ 65 million), an increase of 24% compared with NIS 183 million in Q1 2013. The growth was attributable to both an increase in the average unit price and in the number of unit sales.

Gross profit from equipment sales in Q1 2014 was NIS 45 million (US$ 13 million), compared with NIS 4 million in Q1 2013. The increase resulted primarily from improved profit margins, as well as the sale in Q1 2013 of subsidized handsets to large corporate customers that did not meet the capitalization criteria.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 661 million (US$ 190 million) in Q1 2014, a decrease of 8% or NIS 59 million from Q1 2013. The decrease largely reflected the efficiency measures undertaken as well as lower interconnect expenses due in part to the reduction in the fixed line termination (interconnect) charge by approximately 60% in December 2013. Including depreciation and amortization expenses, OPEX in Q1 2014 decreased by 6% compared with Q1 2013.

Adjusted EBITDA in Q1 2014 totaled NIS 274 million (US$ 79 million), an increase of 2% from NIS 268 million in Q1 2013.

Adjusted EBITDA for the cellular segment was NIS 199 million (US$ 57 million) in Q1 2014, increasing by 7% from NIS 186 million in Q1 2013, reflecting the impact of lower operating expenses and higher gross profit from equipment sales, partially offset by the decrease in service revenues.  As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q1 2014 was 22%, slightly higher than 21% in Q1 2013.

Adjusted EBITDA for the fixed line segment decreased by 9% from NIS 82 million in Q1 2013 to NIS 75 million (US$ 22 million) in Q1 2014, reflecting the decline in service revenues partially offset by lower operating costs. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q1 2014 was 30%, compared with 28% in Q1 2013.

Operating profit for Q1 2014 was NIS 99 million (US$ 28 million), an increase of 4% compared with operating profit in Q1 2013 of NIS 95 million.

Finance costs, net in Q1 2014 were NIS 24 million (US$ 7 million), a decrease of 51%, compared with NIS 49 million in Q1 2013. The decrease was mainly a result of lower CPI (consumer price index) linked interest expenses due to the lower CPI level, as well as lower interest expenses resulting from the lower level of average debt (see Funding and Investing Review below).

Profit in Q1 2014 was NIS 52 million (US$ 15 million), an increase of 68% compared with profit in Q1 2013 of NIS 31 million. The increase in profit resulted from improved Adjusted EBITDA and lower finance costs, net.

Based on the weighted average number of shares outstanding during Q1 2014, basic earnings per share or ADS, was NIS 0.33 (US$ 0.10), an increase of 65% compared to NIS 0.20  in Q1 2013.

The effective tax rate for Q1 2014 was 31%, compared with 33% in Q1 2013. The decrease in the effective tax rate was mainly due to the lower percentage of unrecognized expenses than in the comparable quarter last year, due to the increase in profit before tax.

Cellular Segment Operational Review

At the end of the first quarter 2014, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.94 million including approximately 2.14 million Post-Paid subscribers or 73% of the base, and approximately 799 thousand Pre-Paid subscribers, or 27% of the subscriber base.

During the first quarter of 2014, the cellular subscriber base declined by approximately 20,000 subscribers. In contrast to the Pre-Paid subscriber base which decreased by approximately 24,000, largely reflecting seasonal trends, the Post-Paid subscriber base increased by approximately 4,000.

The quarterly churn rate for cellular subscribers in Q1 2014 increased to 11.6%, compared with 10.4% in Q1 2013 and 10.7% in Q4 2013, with the increase reflecting the intensified competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of Q1 2014 was estimated to be approximately 29%, unchanged from year-end 2013.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2014 was NIS 77 (US$ 22), a decrease of 6% from NIS 82 in Q1 2013 and a decrease of 5% from NIS 81 in Q4 2013. The decrease in ARPU compared to the parallel quarter mainly reflected the continued price erosion due to the intensified competition in the market, as described above. The sequential decrease in ARPU also resulted from the continued price erosion, as well as from fewer work days during the quarter and seasonal effects.

Funding and Investing Review

In Q1 2014, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 145 million (US$ 42 million), a decrease of 29% from NIS 203 million in Q1 2013.

Cash generated from operations decreased by 23% to NIS 259 million (US$ 74 million) in Q1 2014 from NIS 336 million in Q1 2013. This was mainly explained by changes in operating working capital movements, partially offset by the increase in profit. The decrease in operating working capital in Q1 2014 was NIS 43 million compared with a decrease of NIS 120 million in Q1 2013.

The level of cash capital expenditures in fixed assets (Capex) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 113 million (US$ 32 million) in Q1 2014, a decrease of 13% from NIS 130 million in Q1 2013.

The level of net debt at the end of Q1 2014 amounted to NIS 2,849 million (US$ 817 million), compared with NIS 3,622 million at the end of Q1 2013, a decrease of NIS 773 million.

Regulatory Developments

1.           Ministry of Communications Hearings

a)	Schejter Committee

The Minister of Communications appointed Prof. Amit Schejter to head a committee tasked with drafting recommendations regarding the regulation of audio visual content transmitted over the internet and the introduction of new service providers. Partner filed its written position with the committee on April 24, 2014. The committee's recommendations are expected to be submitted to the Minister by August 2014. If the committee will recommend and the Minister of Communications will adopt its recommendation, according to which the regulatory regime that currently applies to the traditional broadcasters will be applied also to new competitors, such as the Company, then we may not be able to enter this market and to successfully launch our TV services.

b)	Network Neutrality

On February 10, 2014, the Communications Law was amended so that its "Network Neutrality" rules are now broadened to apply to all operators in the telecommunications field and not only cellular operators and those engaged in the import, distribution, sale or maintenance of terminal equipment.

For further information, see the Company's 2013 Annual Report - "Item 3D. Key Information - Risk Factors - 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY - 3D.1c - Other regulatory developments may have a negative impact on the Company’s business and results of operation" and "Item 4 - Information on the Company - 4B. Business Overview - 4B.13 Regulation - 4B.13d Regulatory Developments - 4B.13d - viii - Network Neutrality".

2.           Ministry of Communications Decisions

Following a hearing held by the Ministry of Communications, effective March 31, 2014, the mobile radio telephone (MRT) licenses of all cellular operators in Israel were amended so that as a default, access to cellular internet services outside Israel shall be blocked, unless the subscriber has requested access to such services, has purchased a roaming services package or has extended his existing package.

For further information, see the Company's 2013 Annual Report - "Item 4 - Information on the Company - 4B. Business Overview - 4B.13 - Regulation - 4B.13d Regulatory Developments - 4B.13d - i - New Roaming Regulation".

Conference Call Details
Partner will hold a conference call on Wednesday, May 14, 2014 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.
Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0609
North America toll-free: + 1.888.668.9141
A live webcast of the call will also be available on Partner's website at: www.orange.co.il/en/Investors-Relations/lobby/
http://www.orange.co.il/en/Investors-Relations/lobby/If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5904
North America: +1.888.782.4291
The replay of the call will be available from May 14, 2014 until May 21, 2014.  The archived webcast will be available on the website.

Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding the anticipated offering by the Company of 4G services, and expected changes in the regulatory environment.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about recent and future regulatory actions (specifically, whether the regulatory changes will occur and what their impact on Partner will be), as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2014: US $1.00 equals NIS 3.487. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2014	2013	2014
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	620	481	178
Trade receivables	1,000	1,051	287
Other receivables and prepaid expenses	50	45	14
Deferred expenses – right of use	28	28	8
Inventories	96	93	28
Income tax receivable	4	3	1
Derivative financial instruments	1	2	*
	1,799	1,703	516

NON CURRENT ASSETS
Trade Receivables	310	289	89
Deferred expenses – right of use	113	118	33
Property and equipment	1,730	1,791	496
Licenses and other intangible assets	1,141	1,167	327
Goodwill	407	407	117
Prepaid expenses	5		1
Deferred income tax asset	14	12	4
	3,720	3,784	1,067

TOTAL ASSETS	5,519	5,487	1,583

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2014	2013	2014
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	333	334	95
Trade payables	719	761	206
Payables in respect of employees	98	98	28
Other payables (mainly institutions)	65	45	19
Deferred revenues	38	37	11
Provisions	73	67	21
Income tax payable	38	31	11
Derivative financial instruments	*	1	*
	1,364	1,374	391

NON CURRENT LIABILITIES
Notes payable	2,032	2,038	583
Bank borrowings	1,104	1,109	317
Liability for employee rights upon retirement, net	43	45	12
Dismantling and restoring sites obligation	32	31	9
Other non-current liabilities	16	16	5
Deferred tax liability		*
	3,227	3,239	926

TOTAL LIABILITIES	4,591	4,613	1,317

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2013 and March 31, 2014 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2013 – **155,687,002 shares
March 31, 2014 – **155,687,002 shares
Capital surplus	1,100	1,100	315
Accumulated retained earnings	177	123	51
Treasury shares, at cost - December 31, 2013 and March 31, 2014 - 4,467,990 shares	(351)	(351)	(101)
TOTAL EQUITY	928	874	266
TOTAL LIABILITIES AND EQUITY	5,519	5,487	1,583

* Representing an amount less than 1 million

** Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,103	1,144	316
Cost of revenues	849	901	243
Gross profit	254	243	73

Selling and marketing expenses	117	118	34
General and administrative expenses	52	53	15
Other income, net	14	23	4
Operating profit	99	95	28
Finance income	12	3	3
Finance expenses	36	52	10
Finance costs, net	24	49	7
Profit before income tax	75	46	21
Income tax expenses	23	15	6
Profit for the period	52	31	15

Earnings per share
Basic	0.33	0.20	0.10
Diluted	0.33	0.20	0.10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	52	31	15
Other comprehensive income for the period, net of income taxes	-	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	52	31	15

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2014
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	673	203		876
Inter-segment revenue – Services	7	44	(51)
Segment revenue – Equipment	220	7		227
Total revenues	900	254	(51)	1,103

Segment cost of revenues - Services	496	171		667
Inter-segment cost of revenues- Services	43	8	(51)
Segment cost of revenues - Equipment	176	6		182
Cost of revenues	715	185	(51)	849
Gross profit	185	69		254

Operating expenses	136	33		169
Other income, net	14	*		14
Operating profit	63	36		99
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	135	39		174
–Other (1)	1	*		1
Adjusted EBITDA (2)	199	75		274
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(174)
- Finance costs, net				(24)
- Other (1)				(1)
Profit before income tax				75

*   Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2013
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	717	244		961
Inter-segment revenue – Services	7	39	(46)
Segment revenue – Equipment	176	7		183
Total revenues	900	290	(46)	1,144

Segment cost of revenues – Services	528	194		722
Inter-segment cost of revenues- Services	39	7	(46)
Segment cost of revenues - Equipment	172	7		179
Cost of revenues	739	208	(46)	901
Gross profit	161	82		243

Operating expenses	132	39		171
Other income, net	23			23
Operating profit	52	43		95
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	132	39		171
–Other (1)	2			2
Adjusted EBITDA (2)	186	82		268
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(171)
- Finance costs, net				(49)
- Other (1)				(2)
Profit before income tax				46

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided by Partner for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:

Cash generated from operations (Appendix)	278	322	80
Income tax received (paid)	(19)	14	5
Net cash provided by operating activities	259	336	75

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(83)	(98)	(24)
Acquisition of intangible assets	(31)	(35)	(9)
Interest received	1	2	*
Proceeds from (payments for) derivative financial instruments, net	(1)	(2)	*
Net cash used in investing activities	(114)	(133)	(33)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of finance lease		(1)
Interest paid	(6)	(11)	(2)
Net cash used in financing activities	(6)	(12)	(2)

INCREASE IN CASH AND CASH EQUIVALENTS	139	191	40

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	481	548	138

CASH AND CASH EQUIVALENTS AT END OF PERIOD	620	739	178

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	52	31	15
Adjustments for:
Depreciation and amortization	165	164	47
Amortization of deferred expenses - Right of use	9	7	3
Employee share based compensation expenses	1	2	*
Liability for employee rights upon retirement, net	(2)	(2)	(1)
Finance costs (income), net	(12)	3	(3)
Gain (loss) from change in fair value of derivative financial instruments	*	(1)	*
Interest paid	6	11	2
Interest received	(1)	(2)	(* )
Deferred income taxes	(2)	3	(1)
Income tax paid (received)	19	(14)	5
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	30	147	9
Other	(10)	(10)	(3)
Increase (decrease) in accounts payable and accruals:
Trade	(5)	(10)	(1)
Other payables	21	26	6
Provisions	6	3	2
Deferred revenue	1	(2)	*
Increase in deferred expenses - Right of use	(4)	(4)	(1)
Current income tax liability	7	25	2
Increase in inventories	(3)	(55)	(1)
Cash generated from operations	278	322	80

*Representing an amount less than 1 million

At March 31, 2014 and 2013, trade and other payables include NIS 187 million ($54 million) and NIS 229 million, respectively, in respect of acquisition of intangible assets and property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels		Convenience translation into U.S. Dollars*
	3 months ended March 31,
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	259	336	74

Liability for employee rights upon retirement	2	2	1
Accrued interest and exchange and linkage differences on long-term liabilities	8	(10)	3
Increase (decrease) in accounts receivable:
Trade	(30)	(147)	(9)
Other, including derivative financial instruments	13	16	4
Decrease (increase) in accounts payable and accruals:
Trade	5	10	1
Other	(28)	(29)	(8)
Income tax paid (received)	19	(14)	5
Increase in inventories	3	55	1
Financial expenses**	23	49	7
Adjusted EBITDA	274	268	79

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2014: US $1.00 equals 3.487 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)7

NIS M unless otherwise stated	Q1' 12	Q2' 12	Q3' 12	Q4' 12	Q1' 13	Q2' 13	Q3' 13	Q4' 13	Q1' 14	2012	2013
Cellular Segment Service Revenues	963	949	892	788	724	726	738	719	680	3,592	2,907
Cellular Segment Equipment Revenues	323	207	157	209	176	171	160	196	220	896	703
Fixed Line Segment Service Revenues	320	300	296	294	283	277	267	258	247	1,210	1,085
Fixed Line Segment Equipment Revenues	7	8	8	13	7	9	7	9	7	36	32
Reconciliation for consolidation	(42)	(36)	(38)	(46)	(46)	(53)	(54)	(55)	(51)	(162)	(208)
Total Revenues	1,571	1,428	1,315	1,258	1,144	1,130	1,118	1,127	1,103	5,572	4,519
Gross Profit from Equipment Sales	42	33	16	22	4	9	10	19	45	113	42
Operating Profit	248	245	217	155	95	102	109	103	99	865	409
Cellular Segment Adjusted EBITDA	363	367	328	256	186	198	201	199	199	1,314	784
Fixed Line Segment Adjusted EBITDA	75	56	73	84	82	82	83	83	75	288	330
Total Adjusted EBITDA	438	423	401	340	268	280	284	282	274	1,602	1,114
Adjusted EBITDA Margin (%)	28%	30%	30%	27%	23%	25%	25%	25%	25%	29%	25%
OPEX	872	853	793	744	720	700	696	675	661	3,262	2,791
Finance costs, net	55	73	68	38	49	71	53	38	24	234	211
Profit (Loss)	146	120	110	102	31	20	38	46	52	478	135
Total Dividend Declared	-	160	-	-	-	-	-	-	-	160	-
Capital Expenditures8	133	113	125	121	130	122	116	107	113	492	475
Free Cash Flow	223	313	375	323	203	287	273	278	145	1,234	1,041
Free Cash Flow After Interest	199	270	310	255	192	193	266	209	139	1,034	860
Net Debt	4,450	4,209	4,072	3,812	3,622	3,446	3,208	3,000	2,849	3,812	3,000
Cellular Subscriber Base (Thousands)	3,147	3,098	3,042	2,976	2,932	2,921	2,950	2,956	2,936	2,976	2,956
Post-Paid Subscriber Base (Thousands)	2,253	2,198	2,145	2,102	2,102	2,103	2,127	2,133	2,137	2,102	2,133
Pre-Paid Subscriber Base (Thousands)	894	900	897	874	830	818	823	823	799	874	823
Cellular ARPU (NIS)	101	101	97	87	82	83	84	81	77	97	83
Cellular Churn Rate (%)	8.0%	8.9%	10.4%	10.9%	10.4%	9.4%	8.8%	10.7%	11.6%	38%	39%
Number of Employees (FTE)	7,230	6,961	6,102	5,396	4,772	4,377	4,153	4,045	3,826	5,396	4,045

7 See first page for definitions. The annual results are audited.
8 Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: May 14, 2014